03007161

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citiraga Industries Ltd.

*CURRENT ADDRESS 65 Tech Park Crescent
Singapore 637787

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FILE NO. 82- 34706 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Coco

DAT: : 3/3/03

82-34706

03 JAN 23 AM 7:21

AR/S
12-31-99

CITIRAYA INDUSTRIES PTE LTD
****

(Incorporated in the Republic of Singapore)

ACCOUNTS AS AT 31ST DECEMBER 1999
****

G. S. TAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

CITIRAYA INDUSTRIES PTE LTD

* *

(Incorporated in the Republic of Singapore)

DIRECTORS	:	Ng Ah Hua Ng Teck Lee Eiji Ito Ramkripal Pandey Ng Teck Boon
SECRETARY	:	Lai Wee Ngen
REGISTERED OFFICE	:	65 Tech Park Crescent Singapore 637787
AUDITORS	:	G. S. Tan & Co.

CITIRAYA INDUSTRIES PTE LTD
****
(Incorporated in the Republic of Singapore)

DIRECTORS' REPORT
****

We, the undersigned directors, on behalf of all the directors of the Company, submit this annual report to the members together with the audited accounts of the Company for the year ended 31st December 1999.

Directorate
The directors in office at the date of this report are as follows:-

Ng Ah Hua
Ng Teck Lee
Eiji Ito
Ramkripal Pandey
Ng Teck Boon (appointed on 1.3.00)

Principal Activities
The principal activities of the Company during the financial year were those relating to sales of scrap metals and recycling of metals. There have been no significant changes in such activities during the year.

Acquisition and Disposal of Interests in Subsidiary Companies
During the financial year, the Company did not acquire or dispose of any interests in subsidiary companies.

Accounts
The results of the Company for the financial year are as follows:-

	S$
Profit for the year	1,252,523
Accumulated losses brought forward	(1,105,103)
Retained profit carried forward	147,420

In the opinion of the directors, the results of the operations of the Company have not been substantially affected by any item, transaction or event of a material and unusual nature.

Material Transfers to or from Reserves and Provisions
No material transfers have been made to or from reserves and provisions during the financial year.

Issues of Shares and Debentures
The Company did not issue any shares or debentures during the financial year.

Arrangement to Enable Directors to Acquire Shares and Debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares and Debentures
According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Cap. 50, particulars of interests of directors who held office at the end of the financial year and their immediate families in shares in the Company are as follows:-

	Ordinary Shares of S$1 each	
	At beginning of the year	At end of the year
Ng Ah Hua	1,560,000	1,560,000
Ng Teck Lee	1,440,000	990,000
Ong Tien Chye (resigned 15.11.2000)	--	300,000

Dividends
Since the end of the last financial year, no dividend has been paid in respect of that previous year. No dividend has been paid or is proposed to be paid in respect of the year under review.

Other Statutory Information

(a) Bad and Doubtful Debts
Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascetain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that there were no known bad debts and that no provision for doubtful debts is considered necessary.

At the date of this report, the directors are not aware of any circumstances which would render any amount written off for bad debts in the financial statements inadequate to any substantial extent.

(b) Current Assets
Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book value in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the financial statements misleading.

(c) Charges and Contingent Liabilities
Since the end of the financial year:-

- no charge on the assets of the Company has arisen which secures the liabilities of any other person; and
- no contingent liability of the Company has arisen.

(d) Ability to meet Obligations
No contingent liability or other liability has become enforceable or is likely to become enforceable within the succeeding period of twelve months which, in the opinion of the directors, will or may substantially affect the ability of the Company to meet its obligations as and when they fall due.

(e) Other Circumstances Affecting the Accounts
At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the accounts which would render any amount stated in the accounts of the Company misleading.

(f) Unusual Items
In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Company.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company for the financial year in which this report is made.

Directors' Interests in Contracts
Since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options
During the financial year, there were:-

(a) no options granted by the Company to any person to take up unissued shares in the Company;

(b) no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option.

Auditors
The auditors, G. S. Tan & Co., have indicated their willingness to accept re-appointment.

For and on behalf of the
Board of Directors

Ng Teck Lee
Director

Ng Ah Hua
Director

Singapore: 18 MAY 2001

CITIRAYA INDUSTRIES PTE LTD
* *
(Incorporated in the Republic of Singapore)

STATEMENT BY DIRECTORS
* *

We, Ng Teck Lee and Ng Ah Hua, being directors of CITIRAYA INDUSTRIES PTE LTD, do hereby state that in our opinion:-

(a) the accounts set out on pages 6 to 13 are drawn up so as to give a true and fair view of the state of affairs of the Company as at 31st December 1999 and of the results of the business and cash flows of the Company for the year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Signed on behalf of the
Board of Directors

Ng Teck Lee
Director

Ng Ah Hua
Director

Singapore: 18 MAY 2001

G. S. TAN & CO.
Certified Public Accountants
陳錦書會計公司

REPORT OF THE AUDITORS TO THE MEMBERS OF CITIRAYA INDUSTRIES PTE LTD

* *

We have audited the financial statements of Citiraya Industries Pte Ltd for the year ended 31st December 1999 as set out on pages 6 to 13. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements of the Company are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 and Statements of Accounting Standard and so as to give a true and fair view of:-

   (i) the state of affairs of the Company as at 31st December 1999 and of the results and cash flows of the Company for the year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

G. S. TAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Singapore: 18 MAY 2001

110 Middle Road #06-03 Chiat Hong Building Singapore 188968. Tel: (65) 3385552 Fax: (65) 3395552

CITIRAYA INDUSTRIES PTE LTD

* *

(Incorporated in the Republic of Singapore)

BALANCE SHEET AS AT 31ST DECEMBER 1999

* *

	Note	1999 S$	1998 S$
FIXED ASSETS	3	17,819,135	5,225,200
MEMBERSHIP RIGHTS	2.8	1,012,748	--
CURRENT ASSETS			
Stocks		4,722,656	995,036
Trade debtors		5,428,148	2,057,345
Other debtors, deposits & prepayments	4	1,810,097	958,082
Cash at bank		381,033	92,209
		12,341,934	4,102,672
LESS: CURRENT LIABILITIES			
Trade creditors & bills payable	5	3,831,559	890,333
Other creditors & accruals	6	1,432,567	444,154
Amount owing to directors	7	8,173,079	3,348,186
Amount owing to a shareholder	7	150,000	--
Bank overdraft (unsecured)		1,797,393	--
Loans	8	904,656	1,512,385
Hire Purchase creditors	9	141,114	30,000
Provision for tax		83,850	--
		16,514,218	6,225,058
NET CURRENT LIABILITIES		(4,172,284)	(2,122,386)
NON-CURRENT LIABILITIES			
Loans	8	(10,964,957)	(1,167,917)
Hire purchase creditors	9	(306,821)	(40,000)
Deferred tax		(240,401)	--
		(11,512,179)	(1,207,917)
		3,147,420	1,894,897
Represented by:-			
SHARE CAPITAL & RESERVES			
Share capital	10	3,000,000	3,000,000
Retained profit/(Accumulated losses)		147,420	(1,105,103)
		3,147,420	1,894,897

The annexed notes form an integral part of and should be read in conjunction with these accounts.

CITIRAYA INDUSTRIES PTE LTD

(Incorporated in the Republic of Singapore)

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 1999

	NOTE	1999 S$	1998 S$
TURNOVER	2.7	20,801,848	2,352,675
PROFIT/(LOSS) FOR THE YEAR BEFORE TAXATION	11	1,576,774	(60,992)
TAXATION	12	(324,251)	--
PROFIT/(LOSS) AFTER TAXATION		1,252,523	(60,992)
ACCUMULATED LOSSES BROUGHT FORWARD		(1,105,103)	(1,044,111)
PROFIT/(ACCUMULATED LOSSES) CARRIED FORWARD		147,420	(1,105,103)

The annexed notes form an integral part of and should be read in conjunction with these accounts.

CITIRAYA INDUSTRIES PTE LTD

****

(Incorporated in the Republic of Singapore)

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST DECEMBER 1999

****

	1999 S$	1998 S$
Cash flows from operating activities:		
Profit/(Loss) before income tax	1,576,774	(60,992)
Adjustments for:		
Depreciation expense	582,435	381,305
Interest income	(1,165)	--
Interest expense	362,952	205,266
Gain on disposal of property, plant and equipment	(2,400)	--
Operating profit before working capital changes	2,518,596	525,579
Trade receivables	(3,370,803)	(2,048,280)
Other receivables and prepayments	(852,015)	(586,609)
Inventories	(3,727,620)	(995,036)
Trade payables	2,941,226	890,333
Other payables	5,963,306	2,664,997
Cash generated from operations	3,472,690	450,984
Interest paid	(362,952)	(205,266)
Interest received	1,165	--
Net cash from operating activities	3,110,903	245,718
Cash flows from investing activities :		
Disposal of plant and equipment	6,000	--
Purchase of plant and equipment	(13,179,971)	(634,927)
Increase in investment	(1,012,748)	--
Net cash used in investing activities	(14,186,719)	(634,927)
Cash flows from financing activities :		
Proceeds from hire purchase	377,935	70,000
Net proceeds from borrowings	9,189,311	1,414,018
Net cash from financing activities	9,567,246	1,484,018
Net increase/(decrease) in cash and cash equivalents	(1,508,570)	1,094,809
Cash and cash equivalents/(overdrawn) at beginning of year	92,209	(1,002,600)
Cash and cash equivalents/(overdrawn) at end of year (Note 14)	(1,416,361)	92,209

CITIRAYA INDUSTRIES PTE LTD
****

(Incorporated in the Republic of Singapore)

NOTES TO THE ACCOUNTS - 31ST DECEMBER 1999
****

These notes form an integral part of and should be read in conjunction with the accompanying accounts.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were those relating to sales if scrap metals and recycling of metals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Accounting

The accounts are expressed in Singapore currency and are prepared in accordance with the historical cost convention.

2.2 Foreign Currency Transaction

Transactions in foreign currencies are measured and recorded in Singapore dollars using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded monetary balances that are denominated in a foreign currency are adjusted to reflect the rate at the balance sheet date. All exchange adjustments are taken to the profit and loss account.

2.3 Fixed Assets and Depreciation

Fixed assets are depreciated on the straight line basis over their estimated useful lives which have been taken as follows:-

Motor vehicle	5 years
Office equipment	5 years
Plant & machinery	10 years
Leasehold property	over the period of the lease

2.4 Stocks

Stocks are stated at directors' valuation.

2.5 Assets on lease and hire purchase

Where assets are financed by lease and hire purchase agreements that give rights approximating to ownership, the assets are capitalised as if they had been purchased outright at the values equivalent to the present values of the total rental payable during the periods of the lease and hire purchase. The corresponding lease and hire purchase commitments are included under liabilities. The excess of the lease and hire purchase payments over the recorded lease and hire purchase obligations is treated as finance charges which are amortised over each lease and hire purchase term to give a constant rate of charge on the remaining balance of the obligation.
Rentals on operating leases are charged to the profit and loss account when incurred.

2.6 Deferred Taxation

Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant timing differences except that a debit balance or a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of its realisation.

2.7 Revenue Recognition and Turnover

Revenue is recognised on an accruals basis. Turnover represents net invoiced sales and services rendered.

2.8 Membership rights

Transferable club membership rights are stated at cost.

3. FIXED ASSETS

3.1

	Motor Vehicles	Office Equipment/ Signboard	Plant machinery	Leasehold Properties	Total
Cost	S$	S$	S$	S$	S$
At 1.1.99	142,510	92,650	2,328,711	3,370,024	5,933,895
Additions	529,631	145,128	406,878	12,098,333	13,179,970
Disposals	--	--	(4,000)	--	(4,000)
At 31.12.99	672,141	237,778	2,731,589	15,468,357	19,109,865
Depreciation					
At 1.1.99	15,566	29,979	408,808	254,342	708,695
Additions	134,119	47,586	273,559	127,171	582,435
Disposals	--	--	(400)	--	(400)
At 31.12.99	149,685	77,565	681,967	381,513	1,290,730
Net Book Value					
At 31.12.99	522,456	160,213	2,049,622	15,086,845	17,819,135
At 31.12.98	126,944	62,671	1,919,903	3,115,682	5,225,200

3.2 The net book value of fixed assets acquired under hire purchase amounted to S$538,674 (1998-S$76,500).

4. OTHER DEBTORS, DEPOSITS & PREPAYMENTS

	1999	1998
	S$	S$
Other debtors *	1,142,012	951,144
Deposits	646,184	3,740
Prepayments	21,901	3,198
	1,810,097	958,082

* Included in other debtors is an amount of S$363,118 (1999 : S$81,000) owing from companies in which certain directors are deemed to have beneficial interests.

5. **TRADE CREDITORS & BILLS PAYABLE**

These include bills payable amounting to S$1,861,708 (1998 - Nil) which are secured by legal mortgage over one of the Company's leasehold properties, the joint and several guarantees of certain directors and a debenture by way of a fixed and floating charge on all assets of the Company past present and future.

6. **OTHER CREDITORS & ACCRUALS**

	1999 S$	1998 S$
Other creditors	1,072,763	54,771
Accruals	359,804	389,383
	1,432,567	444,154

7. **AMOUNT OWING TO DIRECTORS**
AMOUNT OWING TO A SHAREHOLDER

These are non-trade, unsecured, do not bear interest and have no fixed terms of repayment.

8. **LOANS**

	1999 S$	1998 S$
The loans comprise:-		
(a) Revolving loan	--	1,379,744
(b) Term loan 1		
- Instalments due		
Within 12 months	--	132,641
After 12 months	--	1,167,917
	--	1,300,558
(c) Term loan 2		
- Instalments due		
Within 12 months	300,000	--
After 12 months	2,550,000	--
	2,850,000	--
(d) Term loan 3		
- Instalments due		
Within 12 months	604,656	--
After 12 months	8,414,957	--
	9,019,613	--
Total instalments due		
Within 12 months	904,656	1,512,385
After 12 months	10,964,957	1,167,917
	11,869,613	2,680,302

(a) Revolving loan

The revolving loan bears interest at 1% above the lending bank's prime rate and is repayable on demand or on an annual review basis.

8. LOANS (cont'd)

(b) The term loan bears interest at 0.75% above the lending bank's prime rate and is repayable over 120 monthly instalments commencing from March 1998.

(c) The term loan bears interest at the lending bank's prime rate and is repayable over 120 monthly instalments commencing from July 1999.

(d) The term loan bears interest at the landing bank's prime rate and is repayable over 180 monthly instalments commencing from December 1999.

The Revolving loan and Term loans 1, 2 and 3 are secured by legal mortgage over one of the Company's leasehold properties and the joint and several guarantees of certain directors. In addition, term loans 2 and 3 are further secured by a debenture by way of a fixed and a floating charge on all assets of the Company past present and future.

9. HIRE PURCHASE CREDITORS

	1999 S$	1998 S$
Instalments payable	531,804	83,646
Less : Finance charges allocated to future periods	(83,869)	(13,646)
	447,935	70,000
Payable as follows:-		
Within 12 months	141,114	30,000
After 12 months	306,821	40,000

10. SHARE CAPITAL

	1999 S$	1998 S$
Authorised, Issued & fully paid :		
Ordinary shares of S$1 each	3,000,000	3,000,000

11. PROFIT/(LOSS) FOR THE YEAR

	1999 S$	1998 S$
This is stated after charging:-		
Audit fee	10,000	3,000
Depreciation	582,435	381,305
Differences in exchange	151,482	1,285
Directors' remuneration	487,465	30,000
Interest charges	362,952	205,266
And crediting:-		
Gain on disposal of fixed assets	2,400	--
Interest received	1,165	--

12. TAXATION

	1999 S$	1998 S$
Current tax	83,850	--
Deferred tax	240,401	--
	324,251	--

The tax charge for the current year is less than the amount determined by applying the income tax rate of 26% to the pre-tax profits because of the availability of unutilised capital allowances and tax losses brought forward from prior years.

13. RELATED PARTY TRANSACTIONS

The Company has the following significant related party transactions which have been reflected in the accounts:

	1999 S$	1998 S$
Sales	405,294	--
Purchases	826,960	--

14. CASH & CASH EQUIVALENTS

Cash and cash equivalents included in the statement of cash flows comprise these balances:-

	1999 S$	1998 S$
Cash at bank	381,033	92,209
Bank overdraft	(1,797,394)	--
	(1,416,361)	92,209

15. CONTINGENT LIABILITIES

	1999 S$	1998 S$
Bankers' guarantees	50,000	--

16. SUBSEQUENT EVENTS

i) Subsequent to the year end the Company increased its authorised share capital from S$3,000,000 to S$20,000,000 and issued 3,000,000 shares of S$1 each for cash at par.

ii) The Company disposed of its Membership Rights in a Club at cost.

17. COMPARATIVE FIGURES

Certain items in the 1998 accounts have been reclassified to conform with the current year's presentation.

CITIRAYA INDUSTRIES PTE LTD
****

(Incorporated in the Republic of Singapore)

DETAILED PROFIT AND LOSS ACCOUNT FOR

THE YEAR ENDED 31ST DECEMBER 1999

****

	S$
SALES	20,801,848
LESS: COST OF SALES	
Stocks at beginning of year	995,035
Purchases	19,304,285
Carriage inwards	699,281
Less: Stocks at end of year	(4,722,656)
	16,275,945
Gross profit	4,525,903
Gain on disposal of fixed assets	2,400
Other income	134,057
Interest received	1,165
Commission received	762,782
	5,426,307
LESS: EXPENSES	
Administrative charges	3,719
Advertisement	31,052
Audit fee	10,000
Bank charges and interest	56,546
Commission	91,695
Consultancy fees	22,817
Consumables	119,684
Depreciation	582,435
Difference in exchange	60,277
Directors' remuneration	487,465
Disposal charges	15,036
Donations	34,028
Entertainment	28,041
Freight charges	248,117
General expenses	12,404
Hire purchase interest	12,504
Insurance	24,912
Land rental	72,600
Labour charges	172,912
Legal & professional fee	21,024
Machine rental	150
Balance carried forward	2,107,418

Balance brought forward	2,107,418
Marketing expense	16,668
Medical fees	11,623
Printing, stationery and postages	26,571
Property tax	20,898
Realised exchange loss	91,205
Repairs & maintenance	6,138
Salaries, Bonus & CPF	741,599
Security charges	60,847
Staff welfare	105,426
Telephone charges	55,120
Temporary staff	[illegible],107
Term loan interest	246,344
Transport & travelling	148,698
Trust receipts interests	79,229
Upkeep of motor vehicles	78,692
Upkeep of machinery	20,312
Utilities	31,638
	3,849,533

Profit for the year	1,576,774
	=======

This statement does not form part of the audited statement of accounts.